

Mail Stop 3561

January 26, 2018

Via E-mail
Grigorios Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, IL 60604

      Re: **Cosmos Holdings Inc.**
            Amendment No. 2 to Registration Statement on Form S-1
            Filed January 22, 2018
            File No. 333-222061

Dear Mr. Siokas:

      We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

General

1.   Please provide the analysis requested in prior comment 1 and advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). For example, it is unclear how you determined the amount being registered relative to the public float given the disclosure on page 59 regarding the number of shares held by directors and officers.

<u>Certain Relationships and Related Transactions, and Director Independence, page 56</u>

2.   Refer to prior comment 9. Please update the information in this section for the fiscal year ended December 31, 2017. We note several descriptions of related party transactions still reference September 30, 2017.

3.   We note your response to prior comment 11; however, it is unclear which filed exhibits represent each related party agreement described in this section. Please clarify.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Elliot H. Lutzker, Esq.
       Davidoff Hutcher & Citron, LLP